The Cookie Department, Inc.
Balance Sheet
As of December 31, 2019

		Jan - Dec 2018		Jan - Dec 2019
ASSETS				
Current Assets				
Bank Accounts				
PayPal		57.38		96.03
Petty Cash		20.00		41.48
Wells Fargo Checking 6803		73,439.28		13,658.15
Wells Fargo Savings 5991		294.02		228.11
Total Bank Accounts	$	**73,810.68**	$	**14,023.77**
Accounts Receivable				
Accounts Receivable		46,554.32		55,738.75
Total Accounts Receivable	$	**46,554.32**	$	**55,738.75**
Other Current Assets				
Inventory Asset		174.25		0.00
Finished Product On Hand		8,923.07		3,710.37
Packaging Inventory		15,911.34		10,384.56
Total Inventory Asset	$	**25,008.66**	$	**14,094.93**
Prepaid Creative Services		0.00		0.00
Undeposited Funds		630.51		1,042.86
Total Other Current Assets	$	**25,639.17**	$	**15,137.79**
Total Current Assets	$	**146,004.17**	$	**84,900.31**
Fixed Assets				
Accumulated Depreciation		-1,313.86		-2,450.74
Computers & Equipment		3,410.58		3,430.56
Printing Plates		3,750.00		3,750.00
Total Fixed Assets	$	**5,846.72**	$	**4,729.82**
Other Assets				
Accumulated Amoritization		-8,013.49		-8,013.49
Deposit - Gas & Cylinders		360.43		360.43
Deposit - Packing Machine		3,621.17		3,621.17
Deposit - Rent		500.00		500.00
Loan to Shareholder - AR		62,117.00		62,821.00
Total Other Assets	$	**58,585.11**	$	**59,289.11**
TOTAL ASSETS	$	**210,436.00**	$	**148,919.24**
LIABILITIES AND EQUITY				
Liabilities				
Current Liabilities				
Accounts Payable				
Accounts Payable		27,195.73		12,180.57
Total Accounts Payable	$	**27,195.73**	$	**12,180.57**
Credit Cards				

American Express -71004		6,545.64		5,805.14
Best Buy Credit Card 8827		1,058.30		1,076.28
Capital One Credit Card		-716.00		0.00
Chase Credit Card 2850		23,646.26		24,069.19
US Bank Credit Card 5090		5,055.47		10,585.94
Wells Fargo Business Card 4862		6,301.31		5,629.27
Total Credit Cards	$	**41,890.98**	$	**47,165.82**
Other Current Liabilities				
Fundbox Invoice Advances				7,444.50
Interest Free Loans				0.00
Loan Payable - Kassman		5,000.00		5,000.00
Loan Payable - Jesse Powell		5,000.00		5,000.00
Total Interest Free Loans	$	**10,000.00**	$	**10,000.00**
Loan Payable - Bob Grossman		23,366.00		20,966.00
Payroll Liabilities				70.41
Federal		-242.78		-242.78
State		2.47		-311.80
Total Payroll Liabilities	-$	**240.31**	-$	**484.17**
Total Other Current Liabilities	$	**33,125.69**	$	**37,926.33**
Total Current Liabilities	$	**102,212.40**	$	**97,272.72**
Long-Term Liabilities				
Convertible Note				0.00
Convertible Note - Andrea Kirschner		16,639.73		16,639.73
Convertible Note - Barry Labov		56,030.13		56,030.13
Convertible Note - Charles Lawrence		10,928.77		10,928.77
Convertible Note - Danielle Woods		11,043.84		11,043.84
Convertible Note - David Ramone		107,413.70		107,413.70
Convertible Note - Noah Alper		10,986.30		10,986.30
Convertible Note - Renae Scott		5,463.56		5,463.56
Convertible Note - Wilson Tsai		10,978.08		10,978.08
Convertible Note Wefunder		66,300.50		96,086.98
Total Convertible Note	$	**295,784.61**	$	**325,571.09**
Irene Unterberger Website Development Loan		3,000.05		0.00
Loan Payable - Pam Marcus		18,475.00		18,475.00
Micro Loan - OBDC		15,832.25		5,501.45
Total Long-Term Liabilities	$	**333,091.91**	$	**349,547.54**
Total Liabilities	$	**435,304.31**	$	**446,820.26**
Equity				
Adjustment to Shareholder Equity		-53,831.81		-76,636.16
Capital Stock		2,500.00		2,500.00
Craig Maunter		10,000.00		10,000.00
Ruth White		5,000.00		5,000.00
Shaunette		10,000.00		10,000.00
Total Capital Stock	$	**27,500.00**	$	**27,500.00**
Opening Balance Equity {3}		37,500.20		37,500.20

Retained Earnings		-140,745.24		-236,036.70
Net Income		-95,291.46		-50,228.36
Total Equity	-$	224,868.31	-$	297,901.02
TOTAL LIABILITIES AND EQUITY	$	**210,436.00**	$	**148,919.24**